MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: September 29, 2003

3.

News Release

A press release dated September 29, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on September 29, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On September 29, 2003, TransGlobe announced two successful exploration wells in Canada and the start of drilling at Tasour #11 in the Republic of Yemen.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED September 29, 2003, at the City of Calgary, in the Province of Alberta.

s/s Ross Clarkson

Ross G. Clarkson
President and CEO

NEWS RELEASE

FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE
ON CANADIAN AND REPUBLIC OF YEMEN OPERATIONS

Monday, September 29, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce two successful exploration wells in Canada and the start of drilling at Tasour #11 in the Republic of Yemen.

Canada

The Company drilled one new gas well (100% working interest) and one new oil well (65% working interest) during August and September. Six wells have been drilled in Canada in 2003 resulting in five gas wells and one oil well. With the addition of the new wells, TransGlobe has incremental production of approximately 800 Barrels of Oil Equivalent per day (Boepd) awaiting pipeline connections. It is estimated TransGlobe’s Canadian production will exit 2003 at 1,000 Boepd, if the new wells can be placed on production by the end of the fourth quarter. This represents a 400% increase compared to 2002. Pipeline tie-in applications are in progress and construction is expected to be underway during October and November 2003.

The Company plans to drill six additional wells during the balance of the year. All the prospects are focused towards natural gas. Successful wells could be on production quickly as the prospects are near existing infrastructure and can be accessed year round.

To date in 2003, the Company has acquired mineral rights on 10,000 net acres and farmed-in on an additional 5,600 (2,900 net) acres. The Company plans to acquire additional mineral rights and is negotiating several farm-in proposals. The majority of the land is located in Central Alberta on three main prospects, of which two are new focus areas for the Company. The drilling of these mineral rights is anticipated to continue into next year with up to ten wells planned for 2004.

Block 32, Yemen (13.81% working interest)

The Tasour #11 well commenced drilling on September 20 to develop the western extension of the Tasour field defined by Tasour #10. It is expected that the well will be completed by mid-October and, if successful, production could commence immediately. The Tasour field has produced in excess of 12 million barrels of oil to date. Production during September 2003 has averaged approximately 17,200 Bopd (2,375 Bopd to TransGlobe).

2004 Outlook

The Company is anticipating several major events in 2004. It is anticipated that development of the An Nagyah discovery of Block S-1 in Yemen will proceed and be completed during 2004. This development could equal or exceed the Company’s current Yemen production level. In addition to planned production increases in Canada and Yemen, the Company is actively evaluating several new international exploration/production opportunities with the goal of adding a new project in 2004.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.
/s/ Ross Clarkson
Executive Offices:
Ross G. Clarkson,	#2900, 330 –5th Avenue, S.W.,
President & C.E.O.	Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com